Exhibit 99.1

OBSEVA SA

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	4	91,017	138,640
Other receivables		776	885
Prepaid expenses		5,964	5,715
Total current assets		97,757	145,240
Non-current assets
Right-of-use assets	2.1	2,202	—
Furniture, fixtures and equipment		261	319
Intangible assets	5	26,608	21,608
Other long-term assets		270	273
Total non-current assets		29,341	22,200
Total assets		127,098	167,440
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability		46	—
Other payables and current liabilities		6,515	2,766
Accrued expenses		19,595	14,163
Current lease liabilities	2.1	598	—
Total current liabilities		26,754	16,929
Non-current liabilities
Non-current lease liabilities	2.1	1,665	—
Non-current borrowings	6	24,830	—
Post-employment obligations		3,608	3,547
Other long-term liabilities		414	48
Total non-current liabilities		30,517	3,595
Shareholders’ equity
Share capital		3,448	3,420
Share premium		318,226	314,565
Reserves		20,122	12,858
Accumulated losses		(271,969)	(183,927)
Total shareholders’ equity	7	69,827	146,916
Total liabilities and shareholders’ equity		127,098	167,440

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2019	2018	2019	2018
Operating income other than revenue		5	2	11	10
OPERATING EXPENSES
Research and development expenses	8	(21,935)	(15,909)	(70,513)	(46,945)
General and administrative expenses		(4,865)	(3,137)	(16,306)	(10,287)
Total operating expenses		(26,800)	(19,046)	(86,819)	(57,231)
OPERATING LOSS		(26,795)	(19,043)	(86,808)	(57,221)
Finance income		219	430	425	616
Finance expense		(1,021)	—	(1,608)	—
NET LOSS BEFORE TAX		(27,597)	(18,613)	(87,991)	(56,605)
Income tax benefit / (expense)	9	(10)	23	(51)	23
NET LOSS FOR THE PERIOD		(27,607)	(18,590)	(88,042)	(56,582)
Net loss per share
Basic	10	(0.63)	(0.42)	(2.01)	(1.45)
Diluted	10	(0.63)	(0.42)	(2.01)	(1.45)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	—	—	—
TOTAL OTHER COMPREHENSIVE LOSS		—	—	—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(27,607)	(18,590)	(88,042)	(56,582)

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Nine-month period ended September 30,
(in USD ’000)	Notes	2019	2018
NET LOSS BEFORE TAX FOR THE PERIOD		(87,991)	(56,605)
Adjustments for:
Depreciation expense		549	80
Post-employment cost / (benefit)		99	(95)
Share-based compensation expense		9,433	6,561
Income tax paid		—	(12)
Finance result, net		1,184	(616)
Decrease in other receivables		103	88
Increase in prepaid expenses and other long term-assets		(250)	(179)
Increase / (decrease) in other payables and current liabilities		3,584	(1,308)
Increase in accrued expenses and other long-term liabilities		5,847	5,798
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(67,442)	(46,288)
Cash used for rental deposits		—	(83)
Payments for plant and equipment		(34)	(129)
Payments for intangible assets		(5,000)	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(5,034)	(212)
Proceeds from issue of shares		1,364	97,855
Proceeds from issue of debt, net of issuance costs		24,736	—
Payment of share issuance costs		(54)	(6,877)
Proceeds from exercise of stock-options		193	504
Principal elements of lease payments		(425)	—
Interest received		—	—
Interest paid		(243)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		25,571	91,482
Net (decrease) / increase in cash and cash equivalents		(46,905)	44,982
Cash and cash equivalents as at January 1,		138,640	110,841
Effects of exchange rate changes on cash and cash equivalents		(718)	616
Cash and cash equivalents as at September 30,		91,017	156,439

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

(in USD ’000)	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2018	2,864	219,335	7,608	(489)	7,119	(106,667)	122,651
Loss for the period	—	—	—	—	—	(56,582)	(56,582)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(56,582)	(56,582)
Issuance of shares - EIP 2013	21	2,291	(2,291)	—	(2,291)	—	21
Issuance of shares - Follow-on offering	392	77,431	—	—	—	—	77,823
Issuance of shares - ATM program	130	19,881	—	—	—	—	20,011
Share issuance costs	—	(6,156)	—	—	—	—	(6,156)
Exercise of stock-options - EIP 2017	6	846	(348)	—	(348)	—	504
Share-based remuneration	—	—	6,561	—	6,561	—	6,561
September 30, 2018	3,413	313,628	11,530	(489)	11,041	(163,249)	164,833

January 1, 2019	3,420	314,565	13,347	(489)	12,858	(183,927)	146,916
Loss for the period	—	—	—	—	—	(88,042)	(88,042)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(88,042)	(88,042)
Issuance of shares - EIP 2013	16	2,035	(2,035)	—	(2,035)	—	16
Issuance of shares - ATM program	10	1,354	—	—	—	—	1,364
Share issuance costs	—	(54)	—	—	—	—	(54)
Exercise of stock-options - EIP 2017	2	326	(134)	—	(134)	—	194
Share-based remuneration	—	—	9,433	—	9,433	—	9,433
September 30, 2019	3,448	318,226	20,611	(489)	20,122	(271,969)	69,827

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, nolasiban and OBE022) being developed in four indications. The Group has no currently marketed products.

These condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on November 4, 2019.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and nine-month interim condensed consolidated financial statements (the “condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

IFRS 16 - Leases

On January 1, 2019, the Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and Related Interpretations. The Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the year ended December 31, 2018, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new standard requires lessees to recognize a lease liability measured at the present value of the remaining lease payments and a right-of-use asset for virtually all lease contracts, removing the distinction between operating and finance leases.

The following table presents the reconciliation between the non-cancellable operating lease commitments reported as of December 31, 2018 and the lease liabilities recognized on January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.9%.

(in USD ’000)	Total
Operating lease commitments disclosed as at December 31, 2018	3,074
Discounted using the Group’s incremental borrowing rate at the date of initial application	2,772
(Less): short-term and low-value leases recognized on a straight-line basis as expense	(37)
(Less): adjustments relating to changes in the index or rate affecting variable payments	(28)
Lease liability recognized as at January 1, 2019	2,707
Of which are:
Current lease liabilities	577
Non-current lease liabilities	2,130

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at December 31, 2018. Right-of-use assets mainly relate to office buildings.

The adoption of IFRS 16 Leases did not have a material impact on the Group’s net loss after tax or on the Group’s loss per share.

Other accounting policies

ObsEva SA

Condensed Consolidated Financial Statements

Other accounting policies used in the preparation and presentation of these condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2018 (the “annual financial statements”), which should be read in conjunction with these condensed consolidated financial statements as they provide an update of previously reported information.

Going concern

The Company has incurred recurring losses since inception, including net losses of USD 88.0 million for the nine-month period ended September 30, 2019. As of September 30, 2019, the Company had accumulated losses of USD 302.6 million, out of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses in the foreseeable future. The Group believes it will be able to meet all of its obligations as they fall due for at least 12 months from the date these financial statements are issued, hence, the unaudited condensed consolidated financial statements have been prepared on a going concern basis. However, the future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

2.2 Use of estimates and assumptions

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of September 30, 2019 and 2018.

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	September 30, 2019	December 31, 2018
Bank deposits	91,017	138,640
Interest bearing deposits	—	—
Total cash and cash equivalents	91,017	138,640

5. Intangible assets

As at September 30, 2019 and December 31, 2018, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 26.6 million, and USD 21.6 million, respectively.

ObsEva SA

Condensed Consolidated Financial Statements

On May 9, 2019, the Group announced the initiation of its Phase 3 clinical program for linzagolix in endometriosis, which includes the EDELWEISS 2 and EDELWEISS 3 clinical trials. On July 19, 2019, the Group randomized the first patient as part of the EDELWEISS 2 trial, resulting in a milestone payment of USD 5 million to Kissei Pharmaceutical Co., Ltd., accounted for as an intangible asset.

6. Borrowings

On August 7, 2019, the Company entered into a loan and security agreement with Oxford Finance for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the credit facility upon entering into the agreement and intends to use the funds for its various clinical trials programs. The second tranche of USD 25.0 million may be drawn at the Company’s option between December 1, 2019 and January 31, 2020 upon positive results in the Phase 3 IMPLANT 4 clinical trial of nolasiban. The third tranche of USD 25.0 million may be drawn at the Company’s option between August 1, 2020 and September 30, 2020 upon positive results in the Phase 3 PRIMROSE 1 and PRIMROSE 2 clinical trials of linzagolix. Since the primary endpoint of the IMPLANT 4 clinical trial was not successfully met, as disclosed in note 12, the Company will not be eligible to draw the second tranche.

The credit facility is secured by substantially all of the Company’s assets, including the Company’s intellectual property. Each tranche bears interest at a floating interest rate of thirty day U.S. LIBOR, plus 6.25%, or a minimum of 8.68% per year in total. The Company is required to make monthly interest-only payments on each tranche through the amortization start date on August 1, 2022. The credit facility will mature on August 1, 2024, at which date a final fee payment of 6.75% of each funded tranche will be due, resulting in an effective interest rate of 10.32% per year. The credit facility contains customary conditions to borrowings and events of default and contains various negative covenants limiting the Company’s ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of September 30, 2019, the Company complies with its covenants.

7. Shareholders’ equity

On March 16, 2018, the Company issued 3,499,990 common shares at par value of 1/13 of a Swiss franc per share. The shares were subscribed by the Company and are held as treasury shares, hence the operation did not impact the share capital. Share issuance costs of USD 11 thousand related to the operation were recorded as a deduction in equity.

On May 17 and 25, 2018, the Company sold 1,000,851 and 600,000 treasury shares, respectively, at a price of USD 12.50 per share, from its “at the market” (ATM) program, generating gross proceeds of USD 20.0 million. Directly related share issuance costs of USD 0.6 million were recorded as a deduction in equity.

On June 22, 2018, the Company completed an underwritten public offering of 4,750,000 common shares at a price of USD 15.39 per share, with an option to issue to an additional 712,500 common shares (the “follow-on offering”). The gross proceeds of USD 73.1 million resulting from this transaction have been recorded in equity net of directly related share issuance costs of USD 5.3 million. Subsequent to the initial closing of the follow-on offering, on July 19, 2018, the Company sold an additional 306,721 common shares for total gross proceeds of USD 4.7 million (USD 15.39 per share). These shares were sold pursuant to the 30-day option granted in connection with the follow-on offering to purchase up to an additional 712,500 common shares (“green-shoe”). Directly related share issuance costs amounted to USD 0.3 million.

During the period from June through July 2019, the Company sold a total of 119,697 treasury shares at an average price of USD 11.40 per share, as part of its ATM program initiated in May 2018. These multiple daily transactions generated total gross proceeds of USD 1.4 million.

As at September 30, 2019, the total outstanding share capital of USD 3.4 million, fully paid, consists of 43,799,404 common shares, excluding 221,249 non-vested shares and 4,546,952 treasury shares. As at December 31, 2018, the total outstanding share capital of USD 3.4 million, fully paid, consists of 43,443,911 common shares, excluding 430,625 non-vested shares and 1,602,601 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

8. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs,

ObsEva SA

Condensed Consolidated Financial Statements

laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.

9. Income tax

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month and nine-month periods ended September 30, 2019 and 2018. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of September 30, 2019 and December 31, 2018.

On May 19, 2019, the Canton of Geneva approved the implementation of the national proposal of the tax law named “Federal Act on Tax Reform and AHV Financing” (TRAF). This new tax law results in the abolition of special tax status companies at cantonal level (privileged taxation as holding company, mixed company and domiciliary company), and introduces a range of tax measures including the reduction of corporate income tax rate and capital tax base. Since the Company has incurred recurring losses since inception, it does not expect a significant impact resulting from the implementation of the TRAF.

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in that entity for the three-month and nine-month periods ended September 30, 2019 and 2018.

The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost-plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month and nine-month periods ended September 30, 2019 and 2018 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and Massachusetts state tax rates.

10. Loss per share

As of September 30, 2019 and 2018, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

	Three-month period ended September 30,	Nine-month period ended September 30,
	2019	2019
Net loss attributable to shareholders (in USD ‘000)	(27,607)	(88,042)
Weighted average number of common shares outstanding	43,739,938	43,693,245
Basic and diluted loss per share (in USD)	(0.63)	(2.01)

	Three-month period ended September 30,	Nine-month period ended September 30,
	2018	2018
Net loss attributable to shareholders (in USD ‘000)	(18,590)	(56,582)
Weighted average number of common shares outstanding	43,196,686	39,092,256
Basic and diluted loss per share (in USD)	(0.42)	(1.45)

For the three-month and nine-month periods ended September 30, 2019, 221,249 non-vested shares and 3,433,148 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month and nine-month periods ended September 30, 2018, 508,502 non-vested shares and 1,802,157 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

ObsEva SA

Condensed Consolidated Financial Statements

11. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	September 30, 2019	December 31, 2018
Switzerland	28,500	21,954
USA	841	246
Total non-current assets	29,341	22,200

The geographical analysis of operating expenses is as follows:

(in USD ’000)	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Switzerland	25,592	18,070	83,403	54,209
USA	1,208	975	3,416	3,022
Total operating expenses	26,800	19,046	86,819	57,231

12. Events after the reporting period

On November 7, 2019, the Company announced that the IMPLANT 4 clinical trial did not meet the primary endpoint of an increase in ongoing pregnancy rate at 10 weeks, (39.1% placebo vs 40.5% nolasiban) (p = 0.745). The value of the nolasiban licensing rights intangible asset as of September 30, 2019 was $4.5 million. Based on these results, the Company has decided to discontinue the current nolasiban IVF program and is exploring potential repositioning of the product candidate, including through collaborations and partnerships. On the basis of these factors considered, management concluded that the recoverable amount of the intangible asset exceeded its carrying value and that no impairment was necessary as at September 30, 2019.

There were no other material events after the balance sheet date.